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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13G/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 8)*

                          PIEDMONT NATURAL GAS COMPANY
                                (Name of Issuer)

                           COMMON STOCK, NO PAR VALUE
                         (Title of Class of Securities)

                                    720186105
                                 (CUSIP Number)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP   720186105                                              13G/A page 2 of 6


--------------------------------------------------------------------------------
[1]  Name of Reporting Persons S.S. or I.R.S. Identification Nos.

     CINCINNATI FINANCIAL CORPORATION 31-0746871
--------------------------------------------------------------------------------
[2]  Check the Appropriate Box if a Member of a Group
          (a)  __________
          (b)  __________
--------------------------------------------------------------------------------
[3]  SEC Use Only

--------------------------------------------------------------------------------
[4]  Citizenship or Place of Organization

     FAIRFIELD, OHIO

--------------------------------------------------------------------------------
Number of                   [5]  Sole Voting Power          3,300,953 *
Shares                      [6]  Shared Voting Power           -0-

Beneficially
Owned By

Each                        [7]  Sole Dispositive Power     3,300,953
Reporting                   [8]  Shared Dispositive Power      -0-
Person
With
--------------------------------------------------------------------------------
[9]  Aggregate Amount Beneficially Owned By Each Reporting Person

     3,300,953
--------------------------------------------------------------------------------
[10] Check Box
If the Aggregate Amount in Row [9] Excludes Certain Shares

     N/A
--------------------------------------------------------------------------------
[11] Percent of Class Represented by Amount in Row 9

     4.5%
--------------------------------------------------------------------------------
[12] Type of Reporting Person*

     PH, IC
--------------------------------------------------------------------------------

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                                                               13G/A Page 3 of 6


Item 1 (a) Name of Issuer: PIEDMONT NATURAL GAS COMPANY

Item 1 (b) Address of issuer's Principal Executive Offices:
                           1915 REXFORD ROAD
                           CHARLOTTE, NC 28211

Item 2 (a) Name of Person Filing: CINCINNATI FINANCIAL CORPORATION

Item 2 (b) Address of Principal Business Office:
                           6200 SOUTH GILMORE RD.
                           FAIRFIELD, OHIO  45014-5141

Item 2 (c) Citizenship: OHIO

Item 2 (d) Title of Class of Securities: COMMON STOCK, NO PAR VALUE

Item 2 (e) CUSIP Number: 720186105

Item 3. Type of Reporting Person

(a)  [ ]  Broker or Dealer registered under Section 15 of the Act

(b)  [ ]  Bank as defined in section 3(a) (6) of the Act

(c)  [X]  Insurance Company as defined in sections 3(a) (19) of the Act

(d) [ ] Investment Company registered under section 8 of the Investment Company Act

(e) [ ] Investment Adviser registered under section 203 of the Investment Advisers Act of 1940

(f) [ ] Employees Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1947 or Endowment Fund

(g)  [X]  Parent Holding Company, in accordance with 240.13d-b (ii) (G)

(h)  [ ]  Group, in accordance with 240.13d-1 (b) (1) (ii) (H)

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                                                               13G/A page 4 of 6


Item 4 Ownership:

(a) Amount Beneficially Owned: 3,300,953

(b) Percent of Class: 4.5%

(c) Number of Shares as to which CFC has:

     (i)  sole power to vote or to direct the vote..................   3,300,953

     (ii) shared power to vote or to direct the vote................      -0-

     (iii) sole power to dispose or to direct the disposition of....   3,300,953

     (iv) shared power to dispose or to direct the disposition of...      -0-

Item 5. Ownership of Five Percent or less of A Class: 4.5%

Item 6. Ownership of More than Five Percent on Behalf of Another person.

                                       N/A

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                                                               13G/A page 5 of 6


Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the parent Holding Company:

This Schedule 13G/A is being filed by the Cincinnati Financial Corporation for itself or, if item 3(g) has been checked, as a parent holding company with respect to the holding of its following subsidiaries:

     [X] Cincinnati Financial Corporation (31-0746871), a parent holding company, in accordance with 240.13d-(b) (ii) (G)

     [X] The Cincinnati Insurance Company (31-0542366), an insurance company as defined in sections 9 (a) (19) of the Act

     [ ] The Cincinnati Casualty Company (31-0826946), an insurance company as defined in sections 3 (a) (19) of the Act

     [ ] The Cincinnati Life Insurance Company (31-1213778), an insurance company as defined in sections 3 (a) (19) of the Act

     [ ] Cincinnati Financial Retirement Plan Trust (31-0746871), an employee benefit plan, pension fund which is subject to the provisions of the Employee Retirement Income Security Act of 1947 or Endowment Fund

     [ ] CinFin Capital Management (31-1596849), an Investment Adviser registered under section 203 of the Investment Advisers Act of 1940

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                                                               13G/A Page 6 of 6


Item 8. Identification and Classification of Members of the Group:

Item 9. Notice of Dissolution of Group:

Item 10. Certification:

          By signing below I certify that to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

          Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

          Date: AUGUST 7, 2009

          Cincinnati Financial Corporation


          By: /s/ Steven J. Johnston
              -------------------------------------------------------
              Name: Steven J. Johnston, FCAS, MAAA, CFA
              Title: Chief Financial Officer, Secretary and Treasurer

          *    THIS STOCK IS HELD IN CUSTODY BY FIFTH THIRD BANK